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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 18, 2008

GOLD CREST MINES, INC.
(Exact name of registrant as specified in its charter)

Nevada	**000-52392**	**82-0290112**
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification Number)

10807 E Montgomery Dr. Suite #1	
Spokane Valley, WA	**99206**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 893-0171**

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry Into a Material Definitive Agreement**

On April 18, 2008, Kisa Gold Mining, Inc., an Alaska corporation ("Kisa"), a wholly-owned subsidiary of Gold Crest Mines, Inc., ("GCMN") entered into a Limited Liability Company Agreement with Cougar Gold LLC, a Delaware limited liability company ("Cougar") an indirect wholly-owned subsidiary of Electrum Ltd., a Bermuda corporation ("Electrum").

Under the terms of the agreement Kisa and Cougar will form Golden Lynx, LLC, a Delaware limited liability company ("Golden Lynx"). As its initial contribution to Golden Lynx, Kisa will contribute 104 State of Alaska mining claims from its Southwest Kuskokwim Project area located in the Kuskokwim region of southwestern Alaska approximately 120 miles south of the Donlin Creek deposit. The claim blocks are known as Kisa, Gold Lake, Gold Creek, Little Swift and Gossan Valley. Cougar will have an initial 55% interest in Golden Lynx and Kisa will have a 45% interest. Cougar will be entitled to retain its 55% interest by making the following contributions to Golden Lynx, used to fund exploration expenditures, on the following timetable:

    (a) $750,000 on or before the first anniversary of the effective date of the agreement;
    (b) An additional $1,250,000 on or before the second anniversary of the effective date;
    (c) An additional $1,500,000 on or before the third anniversary of the effective date.

Within 30 days after completing the foregoing expenditures, Cougar may elect to purchase an additional membership interest in Golden Lynx by making additional capital contributions in the aggregate amount of $2,500,000 which shall also be used to fund exploration expenditures during the next two years. Upon making such additional capital contributions, Cougar's percentage interest shall be increased to 80%, and Kisa's percentage interest shall be diluted to 20%.

In addition, Cougar has committed to make an investment of $250,000 to acquire 1,666,667 shares of GCMN's common stock at $0.15 per share by May 3, 2008. On April 23, 2008 GCMN received the $250,000 and will issue the shares immediately.

A copy of the Press Release is attached hereto as Exhibit 99.1.

Item 8.01   **Other Events**

On April 22, 2008, Gold Crest Mines, Inc. received a letter of resignation from Gerald Booth as director effective immediately.

On April 23, 2008, the Company issued a press release announcing that Gold Crest Mines, Inc., (the "Company") through its wholly-owned subsidiary Kisa Gold Mining, Inc., an Alaska corporation ("Kisa") entered into a Limited Liability Company Agreement with Cougar Gold LLC, a Delaware limited liability company ("Cougar") an indirect wholly-owned subsidiary of Electrum Ltd., a Bermuda corporation ("Electrum").

A copy of the Press Release is attached hereto as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits**

(d) *Exhibits*

99.1   Press Release of Gold Crest Mines, Inc. dated April 23, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD CREST MINES, INC.

By: /s/ Matt J. Colbert
     Matt J. Colbert
     Chief Financial Officer

Date: April 24, 2008

Exhibit 99.1



Gold Crest Mines, Inc.
10807 E. Montgomery Dr., Suite #1
Spokane, WA 99206

Phone (509) 893-0171
Fax (509) 893-0170

Gold Crest Mines, Inc. and Electrum Ltd. Form an Alaskan Joint Venture

Spokane, Washington, April 23, 2008, For Immediate Release

Gold Crest Mines, Inc. (GCMN:OTCBB) is pleased to announce it has signed a joint venture agreement covering five gold exploration properties in Alaska with Cougar Gold LLC, a wholly-owned affiliate of Electrum Ltd. The joint venture covers GCMN's Kisa, Gold Lake, Gossan Valley, Little Swift and Gold Creek claim groups, totaling 15,320 acres, all in the Kuskokwim region of southwestern Alaska approximately 120 miles south of the Donlin Creek deposit.

Under the terms of the joint venture agreement, Cougar can earn a 55% interest in GCMN's properties by spending a minimum of $750,000 in year one, $1,250,000 in year two and $1,500,000 in year three for a total of $3,500,000. Cougar can earn an additional 25% interest, for a total of 80%, by spending an additional $2,500,000 over two years following the initial earn in period. Cougar will be the operator of the joint venture.

In addition, Cougar has committed to make an investment of $250,000 to acquire 1,666,667 ordinary shares of GCMN ($.15/Share) by May 3, 2008.

Electrum Ltd., Cougar's parent, is the global gold group and is a privately-held gold exploration company with one of the largest and most diversified exploration portfolios in the world. Electrum holds interests in over 80 projects located in the western United States, Africa, South America, Asia, Eastern Europe and now Alaska. Its management services company, Electrum USA Ltd., is headquartered in Denver, Colorado.

Tom Parker, President and CEO for GCMN, said, "We are extremely pleased to complete this joint venture agreement with a global exploration company with superior resources. This is Electrum's initial effort in Alaska and we believe their selection of GCMN's properties further validates our past exploration efforts."

Gold Crest Mines, Inc. is a junior gold exploration company with properties in Alaska and Idaho, and is a reporting company under the Securities and Exchange Act of 1934. GCMN is listed on the NASDAQ Electronic Bulletin Board (OTCBB) under the symbol "GCMN."

Further information about Gold Crest Mines, Inc. and its properties can be found at the Company's website at www.goldcrestminesinc.com.

For more information please contact:

Tom Parker   Chris Dail
President & CEO   Vice President, Exploration
Tel-509-893-0171   Tel-509-893-0171